

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

June 21, 2017

<u>Via Email</u>
Amar Patel
Chief Financial Officer
Nationstar Mortgage Holdings, Inc.
8950 Cypress Waters Blvd
Coppell, TX 75019

   Re: Nationstar Mortgage Holdings, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2016
     Filed March 9, 2017
     File No. 001-35449

Dear Mr. Patel:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ John P. Nolan

       John P. Nolan
       Senior Assistant Chief Accountant
       Office of Financial Services